424B5
FILE NUMBER: 333-31183

PROSPECTUS SUPPLEMENT
---------------------

(To Prospectus dated January 22, 1998)



                                428,572 Shares


                             (HIGHWOODS PROPERTIES symbol appears here)
                          HIGHWOODS PROPERTIES, INC.


                                  Common Stock
                                ---------------
     Highwoods Properties, Inc. (the "Company") is a self-administered and self-managed equity real estate investment trust ("REIT") that began operations through a predecessor in 1978. The Company is one of the largest owners and operators of office and industrial properties in the Southeast. As of December 31, 1997, the Company owned 481 properties (the "Properties") encompassing approximately 30.7 million rentable square feet located in 19 markets in North Carolina, Florida, Tennessee, Georgia, Virginia, South Carolina, Maryland and Alabama. The Properties consist of 342 office properties and 139 industrial (including 73 service center) properties and are leased to approximately 3,100 tenants. As of December 31, 1997, the Properties were 94% leased.

     All of the shares of common stock, par value $.01 per share, of the Company (the "Common Stock") offered hereby (the "Offering") are being sold by the Company. The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "HIW." On March 25, 1998, the last reported sale price of the Common Stock on the NYSE was $35. See "Price Range of Common Stock and Distribution History."

     See "Risk Factors" beginning on page 3 in the accompanying Prospectus for certain factors relevant to an investment in the Common Stock.


                                ---------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ---------------
     J.C. Bradford & Co., L.L.C. (the "Underwriter") has agreed to purchase the shares of Common Stock from the Company at a price of $33.25 per share, resulting in aggregate proceeds to the Company of $14,250,019 before payment of expenses by the Company estimated at $50,000, subject to the terms and conditions of the Underwriting Agreement. The Underwriter intends to sell the shares of Common Stock to the sponsor of a newly-formed unit investment trust (the "Trust") at an aggregate purchase price of $14,475,019, resulting in an aggregate underwriting discount of $225,000. See "Underwriting." Such sponsor intends to deposit the shares of Common Stock into the Trust in exchange for units in the Trust. The units of the Trust will be sold to investors at a price based upon the net asset value of the securities in the Trust. For purposes of this calculation, the value of the Common Stock as of the evaluation time for units of the Trust on March 25, 1998 was $35 per share of Common Stock.

     The shares of Common Stock are being offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter, subject to approval of certain legal matters by Andrews & Kurth, L.L.P., counsel for the Underwriter. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about March 30, 1998.
                                ---------------
                              J.C . Bradford &Co.

           The date of this Prospectus Supplement is March 25, 1998.

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     Unless the context otherwise requires, the terms (i) "Company" shall mean Highwoods Properties, Inc., predecessors of Highwoods Properties, Inc., and those entities owned or controlled by Highwoods Properties, Inc., including Highwoods/Forsyth Limited Partnership (the "Operating Partnership") and (ii) "Properties" shall mean the 342 office and 139 industrial (including 73 service center) properties owned by the Company as of December 31, 1997. All information regarding the Properties excludes the 41 properties acquired after December 31, 1997 and the two properties placed in service after such date.

     Certain matters discussed in this Prospectus Supplement, the attached Prospectus, and the information incorporated by reference herein and therein including, without limitation, strategic initiatives, may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company and the Operating Partnership to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause the actual results, performance or achievements of the Company and the Operating Partnership to differ materially from the Company's and the Operating Partnership's expectations are disclosed or incorporated by reference in this Prospectus Supplement and the attached Prospectus ("Cautionary Statements"), including, without limitation, those statements made in conjunction with the forward-looking statements included herein. All forward-looking statements attributable to the Company and the Operating Partnership are expressly qualified in their entirety by the Cautionary Statements.


                                  THE COMPANY

General

     The Company is a self-administered and self-managed equity REIT that began operations through a predecessor in 1978. Following its initial public offering (the "IPO") in 1994, the Company established itself as one of the largest owners and operators of suburban office and industrial properties in the Southeast. As of December 31, 1997, the Company owned 481 properties located in 19 markets in North Carolina, Florida, Tennessee, Georgia, Virginia, South Carolina, Maryland and Alabama.

     The Properties consist of 342 office properties and 139 industrial (including 73 service center) properties, contain an aggregate of approximately
30.7 million rentable square feet and are leased to approximately 3,100 tenants. At December 31, 1997, the Properties were 94% leased. An additional 33 properties (the "Development Projects"), which will encompass approximately 3.6 million rentable square feet, are under development in North Carolina, Florida, Virginia, Tennessee, Georgia, Maryland and South Carolina. The Company also owns 899 acres (and has agreed to purchase an additional 386 acres) of land for future development (collectively, the "Development Land"). The Development Land is zoned and available for office and/or industrial development; substantially all of the Development Land has utility infrastructure already in place.


Operating Strategy

     The Company believes that it will continue to benefit from the following factors:

     Diversification. Since its IPO in 1994, the Company has significantly reduced its dependence on any particular market, property type or tenant. At the time of the IPO, the Company's portfolio consisted almost exclusively of office properties in the Raleigh-Durham, North Carolina area (the "Research Triangle"). As of December 31, 1997, the Company's in-service portfolio had expanded from 41 North Carolina properties (40 of which were in the area) to 481 properties in 19 markets concentrated in the Southeast. Based on December 1997 results, approximately 32% of the rental revenue from the Properties is derived from properties in North Carolina (18% in the Research Triangle).

     In October 1997, the Company significantly expanded its Florida operations through its business combination with Associated Capital Properties, Inc. ("ACP"). In February 1997, the Company made a significant investment in the suburban Atlanta market with the acquisition of the Century Center Office Park and a business combination with Anderson Properties, Inc. The Company first entered the Atlanta market, as well as four markets in Florida and six other markets, through its September 1996 merger with Crocker Realty Trust, Inc ("Crocker"). Prior to its merger with Crocker, the Company expanded into Winston-Salem/ Greensboro, North Carolina (the "Piedmont Triad") and Charlotte, North Carolina through a merger with Forsyth Properties, Inc. ("Forsyth") and also completed significant business combinations in Richmond, Virginia and Nashville, Tennessee. The Company has focused on markets that, like the Research Triangle, have strong demographic and economic characteristics.

     The Company's strategy has been to assemble a portfolio of properties that enables the Company to offer buildings with a variety of cost, tenant finish and amenity choices that satisfy the facility needs of a wide range of tenants seeking commercial space. This strategy led, in part, to the Company's combination with Forsyth in February 1995, which added industrial and service center properties (as well as additional office properties) to its suburban office portfolio. Today, based on December 1997 results, approximately 91% of the Company's rental revenue is derived from office properties and 9% is derived from industrial properties.

     The Company has also reduced its dependence on any particular tenant or tenants in any particular industry. Its tenants represent a diverse cross-section of the economy. As of December 31, 1997, the 20 largest tenants of the Properties represented approximately 21.3% of the combined rental revenue from the Properties, and the largest single tenant accounted for approximately 3.7% of such revenue. See "The Properties."

     Acquisition and Development Opportunities. The Company seeks to acquire suburban office and industrial properties at prices below replacement cost that offer attractive returns, including acquisitions of underperforming, high quality properties in situations offering opportunities for the Company to improve such properties' operating performance. The Company will also continue to engage in the selective development of office and industrial projects, primarily in suburban business parks, and intends to focus on build-to-suit projects and projects where the Company has identified sufficient demand. In build-to-suit development, the buildings are significantly pre-leased to one or more tenants prior to construction. Build-to-suit projects often foster strong long-term relationships between the Company and the tenant, creating future development opportunities as the facility needs of the tenant increase.

     The Company believes that it has several advantages over many of its competitors in pursuing development and acquisition opportunities. The Company has the flexibility to fund acquisitions and development projects from numerous sources, including the private and public debt markets, proceeds from its private and public equity offerings, its $430 million aggregate amount of unsecured revolving loans, other bank and institutional borrowings and the issuance of common partnership interests ("Common Units") in the Operating Partnership. Frequently, the Company acquires properties through the exchange of Common Units for the property owner's equity in the acquired properties. Each Common Unit received by these property owners is redeemable for cash from the Operating Partnership or, at the Company's option, shares of Common Stock. In connection with these transactions, the Company may also assume outstanding indebtedness associated with the acquired properties. The Company believes that this acquisition method may enable it to acquire properties at attractive prices from property owners wishing to enter into tax-deferred transactions. To date, Common Units have constituted all or part of the consideration for 236 properties comprising 16.5 million rentable square feet and only 1,200 Common Units have been redeemed for cash, totaling $35,000.

     Another advantage is the Company's commercially zoned and unencumbered Development Land in existing business parks. The Company owns 899 acres (and has agreed to purchase an additional 386 acres) of Development Land, substantially all of which has utility infrastructure already in place.

     The Company's development and acquisition activities also benefit from its local market presence and knowledge. The Company's property-level officers have on average over 18 years of real estate experience in their respective markets. Because of this experience, the Company is in a better position to evaluate acquisition and development opportunities. In addition, the Company's relationships with its tenants and those tenants at properties for which it conducts third-party fee based services may lead to development projects when these tenants or their affiliates seek new space. Also, its relationships with other property owners for whom it provides third-party management services generate acquisition opportunities.

     Managed Growth Strategy. The Company's strategy has been to focus its real estate activities in markets where it believes its extensive local knowledge gives it a competitive advantage over other real estate developers and operators. As the Company has expanded into new markets, it has continued to maintain this localized approach by combining with local real estate operators with many years of development and management experience in their respective markets. Also, in making its acquisitions, the Company has sought to employ those property-level managers who are experienced with the real estate operations and the local market relating to the acquired properties, so that approximately three-quarters of the rentable square footage of the Properties was either developed by the Company or is managed on a day-to-day basis by personnel that previously managed, leased and/or developed those Properties prior to their acquisition by the Company.

     Efficient, Customer Service-Oriented Organization. The Company provides a complete line of real estate services to its tenants and third parties. The Company believes that its in-house development, acquisition, construction management, leasing and management services allow it to respond to the many demands of its existing and potential tenant base, and enable it to provide its tenants cost-effective services such as build-to-suit construction and space modification, including tenant improvements and expansions. In addition, the breadth of the Company's capabilities and resources provides it with market information not generally available. The Company believes that the operating efficiencies achieved through its fully integrated organization also provide a competitive advantage in setting its lease rates and pricing other services.

     Flexible and Conservative Capital Structure. The Company is committed to maintaining a flexible and conservative capital structure that: (i) allows growth through development and acquisition opportunities; (ii) provides access to the private and public equity and debt markets on favorable terms; and (iii) promotes future earnings growth.

     The Company and the Operating Partnership have demonstrated a strong and consistent ability to access the private and public equity and debt markets. Since the IPO, the Company has completed eight public offerings and two private placements of its Common Stock, one public offering of 8 5/8% Series A Cumulative Redeemable Preferred Shares (the "Series A Preferred Shares") and one public offering of 8% Series B Cumulative Redeemable Preferred Shares (the "Series B Preferred Shares"), raising total net proceeds of approximately $1.3 billion, which were contributed to the Operating Partnership in exchange for additional partnership interests as required by the Operating Partnership Agreement. On December 2, 1996, the Operating Partnership issued $100 million of 6 3/4% notes due December 1, 2003 and $110 million of 7% notes due December 1, 2006. On February 2, 1998, the Operating Partnership issued $125 million of 6.835% MandatOry Par Put Remarketed Securities ("MOPPRS") due February 1, 2013 and $100 million of 7 1/8% notes due February 1, 2008.

     On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of X-POSSM, which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of Exercisable Put Option Notes due June 15, 2011 issued by the Operating Partnership (the "Put Option Notes"). The X-POSSM bear an interest rate of 7.19% and mature on June 15, 2004, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put Option Notes could also become subject to early maturity on June 15, 2004.

     In addition, the Company has two unsecured revolving lines of credit aggregating $430 million (the "Revolving Loans") with a syndicate of lenders. Interest accrues on borrowings under a $280 million Revolving Loan at an average interest rate of LIBOR plus 100 basis points and under a $150 million Revolving Loan at an average interest rate of LIBOR plus 90 basis points. As of March 20, 1998, interest on the outstanding balance on the Revolving Loans was payable monthly at a weighted average interest rate of 6.67%.

                              RECENT DEVELOPMENTS

Recent Acquisitions

     Business Combination with Associated Capital Properties, Inc. In October of 1997, the Company completed a business combination with ACP (the "ACP Transaction") and acquired a portfolio of 84 office properties located in Florida (the "ACP Properties"). The ACP Transaction involved 84 office properties encompassing 6.4 million rentable square feet and approximately 50 acres of land for development with a build-out capacity of 1.9 million square feet. At December 31, 1997, the ACP Properties were approximately 92% leased to approximately 1,100 tenants including IBM, the state of Florida, Prudential, Price Waterhouse, AT&T, GTE, Prosource, Lockheed Martin, NationsBank and Accustaff. Seventy-nine of the ACP Properties are located in suburban submarkets, with the remaining properties located in the central business districts of Orlando, Jacksonville and West Palm Beach.

     The cost of the ACP Transaction was valued at $617 million and consisted of the issuance of 2,955,238 Common Units (valued at $32.50 per Common Unit), the assumption of approximately $481 million of mortgage debt ($391 million of which was paid off by the Company on the date of closing), the issuance of 117,617 shares of Common Stock (valued at $32.50 per share), a capital expense reserve of $11 million and a cash payment of approximately $24 million. All Common Units and Common Stock issued in the transaction are subject to restrictions on transfer or redemption that will expire over a three-year period. All lockup restrictions on the transfer of such Common Units or Common Stock issued to ACP and its affiliates expire in the event of a change of control of the Company or a material adverse change in the financial condition of the Company. Such restrictions also expire if James R. Heistand, the former president of ACP, is not appointed or elected as a director of the Company by October 7, 1998. Also in connection with the ACP Transaction, the Company issued to certain affiliates of ACP warrants to purchase 1,479,290 shares of the Common Stock at $32.50 per share, exercisable after October 1, 2002.

     Upon completion of the ACP Transaction, Mr. Heistand became a regional vice president of the Company responsible for its Florida operations and became an advisory member of the Company's investment committee. Mr. Heistand is expected to join the Company's Board of Directors and become a voting member of the investment committee this year. Mr. Heistand has over 19 years of commercial real estate experience in Florida. Over 100 employees of ACP have joined the Company, including the two other members of ACP's senior management team, Allen C. de Olazarra and Dale Johannes.

     Riparius Transaction. In closings on December 23, 1997 and January 8, 1998, the Company completed a business combination with Riparius Development Corporation in Baltimore, Maryland involving the acquisition of a portfolio of five office properties encompassing 369,000 square feet, two office development projects encompassing 235,000 square feet, 11 acres of development land and 101 additional acres of development land to be acquired over the next three years (the "Riparius Transaction"). As of December 31, 1997, the in-service properties acquired in the Riparius Transaction were 99% leased. The cost of the Riparius Transaction consisted of a cash payment of $43.6 million. In addition, the Company has assumed the two office development projects with an anticipated cost of $26.2 million expected to be paid in 1998, and will pay out $23.9 million over the next three years for the 101 additional acres of development land.

     Garcia Transaction. On February 4, 1998, the Company acquired substantially all of a portfolio consisting of 28 office properties encompassing 787,000 rentable square feet, seven service center properties encompassing 471,000 square feet and 66 acres of development land in Tampa, Florida (the "Garcia Transaction"). As of December 31, 1997, the properties acquired in the Garcia Transaction were 92% leased. The cost of the Garcia Transaction consists of a cash payment of approximately $87 million and the assumption of approximately $24 million in secured debt. The Company expects to close on the one remaining property by April 4, 1998.

     Other Recent Acquisitions. In addition to the properties acquired in the ACP Transaction, the Riparius Transaction and the Garcia Transaction, the Company acquired 21 office properties encompassing approximately 1.9 million rentable square feet and one office re-development project comprising 309,000 square feet for an aggregate of $196.0 million during the fourth quarter of 1997 and seven office properties encompassing approximately 940,000 rentable square feet for an aggregate of $130.3 million since December 31, 1997.


Pending Acquisitions

     Business Combination with J.C. Nichols Company. On December 22, 1997, the Company entered into a merger agreement (the "Merger Agreement") with J.C. Nichols Company, a publicly traded Kansas City real estate operating company ("J.C. Nichols"), pursuant to which the Company would acquire J.C. Nichols with the view that the Operating Partnership would combine its property operations with J.C. Nichols (the "J.C. Nichols Transaction"). J.C. Nichols is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission.

     J.C. Nichols owns or has an ownership interest in 27 office properties encompassing approximately 1.5 million rentable square feet, 13 industrial properties encompassing approximately 337,000 square feet, 33 retail properties encompassing approximately 2.5 million rentable square feet and 16 multifamily communities with 1,816 apartment units in Kansas City, Missouri and Kansas. Additionally, J.C. Nichols has an ownership interest in 21 office properties encompassing approximately 1.3 million rentable square feet, one industrial property encompassing approximately 200,000 rentable square feet and one multifamily community with 418 apartment units in Des Moines, Iowa. As of December 31, 1997, the properties to be acquired in the J.C. Nichols Transaction were 95% leased.

     Consummation of the J.C. Nichols Transaction is subject, among other things, to the approval of 66 2/3% of the shareholders of J.C. Nichols. Under the terms of the Merger Agreement, the Company would acquire all of the outstanding common stock, $.01 par value, of J.C. Nichols ("J.C. Nichols Common Stock"). Under the Merger Agreement, J.C. Nichols shareholders may elect to receive either 1.84 shares of Common Stock or $65 in cash for each share of J.C. Nichols Common Stock. However, the cash payment to J.C. Nichols shareholders cannot exceed 40% of the total consideration and the Company may limit the amount of Common Stock issued to 75% of the total consideration. The exchange ratio is fixed and reflects the average closing price of the Common Stock over the 20 trading days preceding the effective date of the Merger Agreement. The cost of the J.C. Nichols Transaction under the Merger Agreement is approximately $570 million, including assumed debt of approximately $250 million, net of cash of approximately $65 million. If J.C. Nichols enters into a business combination with a third party or otherwise terminates the J.C. Nichols Transaction, such third party or J.C. Nichols may be required to pay the Company a break-up fee of up to $14.7 million plus expenses of $2.5 million. Under certain other circumstances, if the J.C. Nichols Transaction is terminated, the terminating party may be required to pay expenses of $2.5 million to the non-terminating party.

     No assurance can be given that all or part of the J.C. Nichols Transaction will be consummated or that, if consummated, it will follow the terms set forth in the Merger Agreement. As of the date hereof, certain third parties have expressed an interest to J.C. Nichols and/or certain of its shareholders in purchasing all or a portion of the outstanding J.C. Nichols Common Stock at a price in excess of $65 per share. No assurance can be given that a third party will not make an offer to J.C. Nichols or its shareholders to purchase all or a portion of the outstanding J.C. Nichols Common Stock at a price in excess of $65 per share or that the board of directors of J.C. Nichols would reject any such offer. The Company and/or J.C. Nichols may terminate the Merger Agreement if the J.C. Nichols Transaction is not consummated by June 30, 1998.

     The properties to be acquired in the J.C. Nichols Transaction include the Country Club Plaza in Kansas City, which covers 15 square blocks and includes
1.0 million square feet of retail space, 1.1 million square feet of office space and 462 apartment units. As of December 31, 1997, the Country Club Plaza was approximately 96% leased. The Country Club Plaza is presently undergoing a $62 million expansion and restoration expected to add 800,000 square feet of retail, office, hotel and residential space. Additionally, the Company intends to implement an additional $240 million of development in the Country Club Plaza previously planned by J.C. Nichols.

     Assuming completion of the J.C. Nichols Transaction, the Company and the Operating Partnership would succeed to the interests of J.C. Nichols in a strategic alliance with Kessinger/Hunter & Company, Inc. ("Kessinger/Hunter") pursuant to which Kessinger/Hunter manages and leases the office, industrial and retail properties presently owned by J.C. Nichols in the greater Kansas City metropolitan area. J.C. Nichols currently has a 30% ownership interest in the strategic alliance with Kessinger/Hunter and has two additional options to acquire up to a 65% ownership in the strategic alliance. Assuming completion of the J.C. Nichols Transaction, the Company and the Operating Partnership would also succeed to the interests of J.C. Nichols in a strategic alliance with R&R Investors, Ltd. pursuant to which R&R Investors, Ltd. manages and leases the properties in which J.C. Nichols has an ownership interest in Des Moines. J.C. Nichols has an ownership interest of 50% or more in each of the properties in Des Moines with R&R Investors, Ltd. or its principal.

     Assuming completion of the J.C. Nichols Transaction, J.C. Nichols would retain its name and operate as a division, Barrett Brady, president and chief executive officer of J.C. Nichols, would become a senior vice president of the Company responsible for its Midwest operations and approximately 100 employees of J.C. Nichols would be expected to join the Company. In addition, the Company would expand its board of directors to include one independent director selected by J.C. Nichols.

     Easton-Babcock Transaction. The Company has entered into an agreement with The Easton-Babcock Companies, a real estate operating company in Miami, Florida ("Easton-Babcock"), pursuant to which the Company will combine its property operations with Easton-Babcock and acquire a portfolio of 11 industrial properties encompassing 1.8 million rentable square feet, three office properties encompassing 197,000 rentable square feet and 110 acres of land for development, of which 88 acres will be acquired over a three-year period (the "Easton-Babcock Transaction"). As of December 31, 1997, the industrial properties to be acquired in the Easton-Babcock Transaction were 88% leased and the office properties to be acquired in the Easton-Babcock Transaction were 50% leased. The cost of the Easton-Babcock Transaction is $143 million and will consist of an undetermined combination of the issuance of Common Units, the assumption of mortgage debt and a cash payment. Also in connection with the Easton-Babcock Transaction, the Company will issue to certain affiliates of Easton-Babcock warrants to purchase 926,000 shares of Common Stock at $35.50 per share.

     Other Acquisition Activity. The Company's investment committee continually evaluates potential acquisition opportunities in both its existing markets and in new markets. Accordingly, at any particular time, the Company is likely to be involved in negotiations (at various stages) to acquire one or more properties or portfolios.


Financing Activities and Liquidity

     Set forth below is a summary description of the recent financing activities of the Company and the Operating Partnership:

     February 1998 Common Stock Offerings. On February 12, 1998, the Company sold an aggregate of 1,553,604 shares of Common Stock in two underwritten public offerings (the "February 1998 Common Stock Offerings") for net proceeds of approximately $51.2 million.

     February 1998 Debt Offering. On February 2, 1998, the Operating Partnership sold $125 million of 6.835% MandatOry Par Put Remarketed Securities ("MOPPRS") due February 1, 2013 and $100 million of 7 1/8% notes due February 1, 2008 (the "February 1998 Debt Offering").

     January 1998 Offering. On January 27, 1998, the Company sold 2,000,000 shares of Common Stock in an underwritten public offering (the "January 1998 Offering") for net proceeds of approximately $68.2 million.

     October 1997 Offering. On October 1, 1997, the Company sold 7,500,000 shares of Common Stock in an underwritten public offering for net proceeds of approximately $249 million. The underwriters exercised a portion of their over-allotment option for 1,000,000 shares of Common Stock on October 6, 1997, raising additional net proceeds of $33.2 million (together with the sale on October 1, 1997, the "October 1997 Offering.")


Quarterly and Yearly 1997 Results

     On February 27, 1998, the Company announced results for the quarter ended December 31, 1997. Revenues for the quarter ended December 31, 1997 totaled $91.3 million, an 82% increase over the $50.2 million for the same period in 1996. Funds from operations totaled $41.2 million, or $0.72 per basic share ($0.72 per diluted share), for the quarter ended December 31, 1997, compared with $23.7 million, or $0.64 per basic share ($0.64 per diluted share), for the same period in 1996.

     Revenues for the year ended December 31, 1997 totaled $274.5 million, a 99% increase over the $137.9 million for the year ended December 31, 1996. Funds from operations totaled $127.0 million, or $2.73 per basic share ($2.71 per diluted share), for the year ended December 31, 1997, compared with $70.6 million, or $2.34 per basic share ($2.32 per diluted share), for the year ended 1996.

     The following table sets forth certain summary selected financial information about the Company:



                                                                      Unaudited      Unaudited      Unaudited
                                                                   -------------- -------------- --------------
                                                                    Three Months   Three Months       Year           Year
                                                                        Ended          Ended          Ended         Ended
                                                                    December 31,   December 31,   December 31,   December 31,
                                                                        1997           1996           1997           1996
                                                                   -------------- -------------- -------------- -------------
                                                                        (dollars in thousands except per share amounts)
Operating Data:
 Total revenue ...................................................  $    91,256    $    50,160    $   274,470    $   137,926
 Rental property operating expenses (1) ..........................       27,748         13,103         76,743         35,313
 General and administrative ......................................        3,522          1,900         10,216          5,666
 Interest expense ................................................       12,623         11,536         47,394         26,610
 Depreciation and amortization ...................................       16,482          8,738         47,533         22,095
                                                                    -----------    -----------    -----------    -----------
 Income before minority interest .................................       30,881         14,883         92,584         48,242
 Minority interest ...............................................       (5,234)        (1,577)       (15,106)        (6,782)
                                                                    -----------    -----------    -----------    -----------
 Income before extraordinary item ................................       25,647         13,306         77,478         41,460
 Extraordinary item-loss on early extinguishment of debt .........       (1,134)            --         (5,799)        (2,140)
                                                                    -----------    -----------    -----------    -----------
 Net income ......................................................       24,513         13,306         71,679         39,320
 Dividends on preferred stock ....................................       (6,145)            --        (13,117)            --
                                                                    -----------    -----------    -----------    -----------
 Net income available for common stockholders ....................  $    18,368    $    13,306    $    58,562    $    39,320
                                                                    ===========    ===========    ===========    ===========
 Net income per common share -- Basic (2) ........................  $      0.39    $      0.41    $      1.51    $      1.51
                                                                    ===========    ===========    ===========    ===========
 Net income per common share -- Diluted (2) ......................  $      0.39    $      0.40    $      1.50    $      1.50
                                                                    ===========    ===========    ===========    ===========
Balance Sheet Data
 (at end of period):
 Real estate, net of accumulated depreciation ....................  $ 2,614,654    $ 1,377,874    $ 2,614,654    $ 1,377,874
 Total assets ....................................................    2,722,306      1,443,440      2,722,306      1,443,440
 Total mortgages and notes payable ...............................      978,558        555,876        978,558        555,876
Other Data:
 FFO (3) .........................................................       41,218         23,691        127,000         70,620
 Number of in-service properties .................................          481            292            481            292
 Total rentable square feet ......................................   30,721,000     17,455,000     30,721,000     17,455,000

----------
(1) Rental property operating expenses include salaries, real estate taxes, insurance, repairs and maintenance, property management, security, utilities, leasing, development, and construction expenses.

(2) Net income per share has been calculated using the methodology prescribed by FASB Statement No. 128. See "Recent Developments -- FASB Statement No. 128" and the Appendix hereto.

(3) Funds From Operations ("FFO") is defined as net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Management generally considers FFO to be a useful financial performance measurement of an equity REIT because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flows from operating, investing or financing activities as defined by GAAP. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to stockholders. Further, funds from operations statistics as disclosed by other REITs may not be comparable to the Company's calculation of FFO.


     FASB Statement No. 128

     In 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings Per Share," which is effective for financial statements for periods ended after December 15, 1997. FASB Statement No. 128 requires the restatement of prior period earnings per share and requires the disclosure of additional supplemental information detailing the calculation of earnings per share. A copy of the restatement of prior period earnings per share is included in the Appendix hereto. See "Index to Appendix."

     FASB Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. It is computed using the weighted average number of shares of Common Stock and the dilutive effect of options, warrants and convertible securities outstanding, using the "treasury stock" method. Earnings per share data is required for all periods for which an income statement or summary of earnings is presented, including summaries outside the basic financial statements. In the Appendix hereto, all earnings per share amounts for all periods have been presented and, where appropriate, restated, to conform to the FASB Statement 128 requirements.

     Recent Development Activity
     The Company has 33 properties under development in 11 markets totaling approximately 3.6 million rentable square feet. The following table summarizes these Development Projects:


                                                          Rentable    Estimated    Cost at   Pre-Leasing   Estimated
              Name                       Location       Square Feet     Costs     12/31/97   Percentage*   Completion
--------------------------------   ------------------- ------------- ----------- ---------- ------------- -----------
                                                                 (dollars in thousands)
 Office Properties:
 Ridgefield III                    Asheville                57,000   $  5,485    $ 1,638          26%        2Q98
 2400 Century Center               Atlanta                 135,000     16,195      6,527           0         2Q98
 10 Glenlakes                      Atlanta                 254,000     35,135      3,360           0         4Q98
 Automatic Data Processing         Baltimore               110,000     12,400      3,367         100         3Q98
 Riparius Center at Owings
  Mills                            Baltimore               125,000     13,800      2,393           0         2Q99
 BB&T**                            Greenville               70,908      5,851      4,703         100         2Q98
 Patewood VI                       Greenville              107,000     11,360      5,202          15         2Q98
 Colonnade                         Memphis                  89,000      9,400      5,592          93         2Q98
 Southwind C                       Memphis                  73,703      7,657      1,245          67         4Q98
 Harpeth V                         Nashville                65,300      6,900      3,108          66         1Q98
 Lakeview Ridge II                 Nashville                61,300      6,000      2,879          79         1Q98
 Southpointe                       Nashville               103,700     10,878      4,254          61         2Q98
 Caterpillar Financial Center      Nashville               313,000     54,000         --          62         1Q00
 CNA                               Orlando                 180,000     24,408         --          95         1Q99
 Hard Rock                         Orlando                  63,000      7,000         --         100         4Q98
 Concourse Center One              Piedmont Triad           85,500      8,415         --           0         1Q99
 RMIC                              Piedmont Triad           90,000      7,650      3,971         100         2Q98
 Clintrials                        Research Triangle       178,000     21,490     12,034         100         2Q98
 Situs II                          Research Triangle        59,300      5,857      1,218           0         2Q98
 Highwoods Centre                  Research Triangle        76,000      8,327        960          36         3Q98
 Overlook                          Research Triangle        97,000     10,307      1,083           0         4Q98
 Red Oak                           Research Triangle        65,000      6,394        568           0         3Q98
 Markel-American                   Richmond                106,200     10,650      5,226          55         2Q98
 Highwoods V                       Richmond                 67,200      6,620      1,096         100         2Q98
 Interstate Corporate Center**     Tampa                   309,000     15,600      7,040          26         4Q98
 Intermedia (Sabal) Phase I        Tampa                   120,500     12,500      1,331         100         4Q98
 Intermedia (Sabal) Phase II       Tampa                   120,500     13,000        662         100         1Q00
                                                           -------   --------    -------         ---
  Office Total or Weighted
    Average                                              3,182,111   $353,279    $79,457          52%
                                                         =========   ========    =======         ===
 Industrial Properties:
 Chastain II & III                 Atlanta                 122,000   $  4,686    $ 1,359          14%        3Q98
 Tradeport 1                       Atlanta                  87,000      3,070      1,608           0         1Q98
 Tradeport 2                       Atlanta                  87,000      3,070      1,608           0         1Q98
 Air Park South Warehouse I        Piedmont Triad          100,000      2,929        545          80         1Q98
 Airport Center II                 Richmond                 70,200      3,197      2,732         100         1Q98
                                                         ---------   --------    -------         ---
  Industrial Total or
    Weighted Average                                       466,200   $ 16,952    $ 7,852          36%
                                                         =========   ========    =======         ===
  Total or Weighted
    Average of all
    Development Projects                                 3,648,311   $370,231    $87,309          50%
                                                         =========   ========    =======         ===
 Summary By Estimated
  Completion Date:
  First Quarter 1998                                       470,800   $ 25,166    $12,480          51%
  Second Quarter 1998                                    1,063,308    111,436     51,461          60
  Third Quarter 1998                                       373,000     31,807      6,254          41
  Fourth Quarter 1998                                      917,203     88,199     14,059          34
  First Quarter 1999                                       265,500     32,823         --          64
  Second Quarter 1999                                      125,000     13,800      2,393           0
  First Quarter 2000                                       433,500     67,000        662          73
                                                         ---------   --------    -------         ---
                                                         3,648,311   $370,231    $87,309          50%
                                                         =========   ========    =======         ===

----------
* Includes letters of intent
** Redevelopment projects

                                THE PROPERTIES

General
     As of December 31, 1997, the Company owned 342 office properties and 139 industrial properties located in 19 markets concentrated in the Southeast. The office properties are generally mid-rise and single-story suburban office buildings. The industrial properties include 66 warehouse and bulk distribution facilities and 73 service center properties. The service center properties have varying amounts of office finish (usually at least 33%) and their rents vary accordingly. The service center properties are suitable for office, retail, light industrial and warehouse uses. In the aggregate, management developed 171 of the 481 Properties. The Company provides management and leasing services for 461 of the 481 Properties.

     The following table sets forth certain information about the Properties at December 31, 1997 in each of the Company's 19 markets:


                                                                                 Percent of
                                                                    Rentable       Total        Annualized       Percent of
                          Office       Industrial        Total       Square       Rentable        Rental      Total Annualized
                        Properties   Properties (1)   Properties      Feet      Square Feet    Revenue (2)     Rental Revenue
                       ------------ ---------------- ------------ ------------ ------------- --------------- -----------------
Research
  Triangle, NC .......       69              4             73       4,686,120       15.2%     $ 65,314,092          17.9%
Atlanta, GA ..........       39             31             70       4,824,831       15.5        44,200,033          12.2
Tampa, FL ............       42             --             42       2,904,587        9.5        41,772,977          11.4
Piedmont Triad,
  NC .................       34             79            113       4,738,992       15.3        36,779,925          10.0
South Florida ........       27             --             27       2,384,044        7.8        36,511,089          10.0
Nashville, TN ........       15              3             18       1,821,485        5.9        27,183,735           7.4
Orlando, FL ..........       30             --             30       1,990,148        6.5        23,756,539           6.5
Jacksonville, FL .....       16             --             16       1,465,139        4.8        17,367,432           4.7
Charlotte, NC ........       15             16             31       1,428,590        4.7        15,158,758           4.1
Richmond, VA .........       20              2             22       1,278,726        4.2        14,348,878           3.9
Greenville, SC .......        8              2             10       1,001,641        3.3        11,051,150           3.0
Memphis, TN ..........        9             --              9         606,549        2.0        10,033,045           2.7
Baltimore, MD ........        5             --              5         364,434        1.2         7,837,121           2.1
Columbia, SC .........        7             --              7         423,738        1.4         5,553,603           1.5
Tallahassee, FL ......        1             --              1         244,676        0.8         3,372,355           0.9
Norfolk, VA ..........        2              1              3         265,857        0.9         2,843,389           0.8
Birmingham, AL........        1             --              1         115,289        0.4         1,795,236           0.5
Asheville, NC ........        1              1              2         124,177        0.4         1,180,068           0.3
Ft. Myers, FL ........        1             --              1          51,831        0.2           509,720           0.1
                             --             --            ---       ---------      -----      ------------         -----
     Total ...........      342            139            481      30,720,854      100.0%     $366,569,145         100.0%
                            ===            ===            ===      ==========      =====      ============         =====


                                                  Office Properties     Industrial Properties (1)     Total or Weighted Average
                                                 -------------------   ---------------------------   --------------------------
Total Annualized Rental Revenue (2) ..........       $331,936,875              $34,632,270                 $ 366,569,145
Total rentable square feet ...................       23,841,565                6,879,289                      30,720,854
Percent leased ...............................               94%(3)                   93%(4)                          94%
Weighted average age (years) .................             12.2(5)                   11.4                           12.0

----------
(1) Includes 73 service center properties.

(2) Annualized Rental Revenue is December 1997 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.
(3) Includes 47 single-tenant properties comprising 3.4 million rentable square feet and 378,000 rentable square feet leased but not occupied.
(4) Includes 24 single-tenant properties comprising 1.6 million rentable square feet and 27,000 rentable square feet leased but not occupied.
(5) Excludes the Comeau Building, which is a historical building constructed in 1926 and renovated in 1996.

Tenants

     As of December 31, 1997, the Properties were leased to approximately 3,100 tenants, which engage in a wide variety of businesses. The following table sets forth information concerning the 20 largest tenants of the Properties as of December 31, 1997:



                                                                                                 Percent of Total
                                                              Number          Annualized            Annualized
Tenant                                                      of Leases     Rental Revenue (1)      Rental Revenue
--------------------------------------------------------   -----------   --------------------   -----------------
  1. IBM ...............................................        13            $13,546,185               3.7%
  2. Federal Government ................................        45             12,059,353               3.3
  3. AT&T ..............................................        16              6,985,351               1.9
  4. Bell South ........................................        45              6,340,084               1.7
  5. State of Florida ..................................        22              5,215,070               1.4
  6. GTE ...............................................         6              2,995,422               0.8
  7. NationsBank .......................................        21              2,953,191               0.8
  8. First Citizens Bank & Trust .......................         8              2,887,811               0.8
  9. Bluecross & Blue Shield of South Carolina .........        10              2,554,517               0.7
 10. MCI ...............................................        10              2,458,637               0.7
 11. Prudential ........................................        13              2,412,640               0.7
 12. Jacobs-Sirrene Engineers, Inc. ....................         1              2,235,550               0.6
 13. Price Waterhouse ..................................         3              2,047,953               0.6
 14. US Airways ........................................         4              2,033,940               0.6
 15. Alex Brown & Sons .................................         1              1,943,070               0.5
 16. H.L.P. Health Plan of Florida .....................         2              1,913,005               0.5
 17. The Martin Agency, Inc. ...........................         1              1,863,504               0.5
 18. Northern Telecom Inc. .............................         2              1,849,118               0.5
 19. BB&T ..............................................         4              1,845,501               0.5
 20. Clintrials ........................................         4              1,812,206               0.5
                                                                --            -----------              ----
      Total ............................................       231            $77,952,108              21.3%
                                                               ===            ===========              ====

----------
(1) Annualized Rental Revenue is December 1997 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.


Lease Expirations of the Properties

     The following table sets forth scheduled lease expirations for leases in place at the Properties as of December 31, 1997, for each of the next 10 years beginning with the year ended December 31, 1998, assuming no tenant exercises renewal options or is terminated due to default:



                                                       Percentage of
                                        Rentable       Total Leased                          Percentage of
                                      Square Feet       Square Feet        Annualized       Total Annualized
                          Number       Subject to     Represented by     Rental Revenue      Rental Revenue
                        of Leases       Expiring         Expiring        Under Expiring      Represented by
Lease Expiring           Expiring        Leases           Leases           Leases (1)       Expiring Leases
--------------------   -----------   -------------   ----------------   ----------------   -----------------
1998 ...............      1,107        5,472,375            19.1%         $ 66,586,351            18.1%
1999 ...............        766        4,359,990            15.3            53,830,301            14.7
2000 ...............        807        4,755,495            16.7            61,416,484            16.8
2001 ...............        471        3,674,386            12.9            50,688,383            13.8
2002 ...............        464        4,291,018            15.1            52,199,700            14.2
2003 ...............         95        1,327,060             4.7            18,953,266             5.2
2004 ...............         60        1,085,193             3.8            17,442,729             4.8
2005 ...............         43          851,618             3.0            10,790,905             2.9
2006 ...............         29        1,044,053             3.7            12,819,041             3.5
2007 ...............         18          535,012             1.9             7,273,331             2.0
Thereafter .........         26        1,078,579             3.8            14,568,654             4.0
                          -----        ---------           -----          ------------           -----
Total ..............      3,886       28,474,779           100.0%         $366,569,145           100.0%
                          =====       ==========           =====          ============           =====

----------
(1) Annualized Rental Revenue is December 1997 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.

                                USE OF PROCEEDS

     The net cash proceeds to the Company from the sale of the shares of Common Stock offered in the Offering are approximately $14.2 million. The Company intends to use all of the net proceeds of the Offering to pay down a portion of the approximately $251 million of indebtedness currently outstanding on its Revolving Loans.


              PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY

     The Common Stock has been traded on the NYSE under the symbol "HIW" since its initial public offering in June 1994. The following table sets forth the high and low closing sales prices per share reported on the NYSE for the periods indicated and the distributions paid per share for each such period.



                                                        Closing Price
                                                          Per Share
                                                   ------------------------    Distributions
Period or Quarter                                      High          Low         Per Share
------------------------------------------------   -----------   ----------   --------------
June 7, 1994 through June 30, 1994 .............   $ 21 1/2      $19 7/8      $ .075(1)
Third Quarter 1994..............................         21           20       .425
Fourth Quarter 1994 ............................     21 5/8       18 3/4       .425
First Quarter 1995 .............................         22           20       .425
Second Quarter 1995 ............................     25 1/2       21 1/4       .450
Third Quarter 1995..............................     26 7/8       23 7/8       .450
Fourth Quarter 1995 ............................     28 3/8       25 1/2       .450
First Quarter 1996 .............................     30 1/2       27 3/4       .450
Second Quarter 1996 ............................     30 1/4       26 7/8       .480
Third Quarter 1996..............................     30 3/8           27       .480
Fourth Quarter 1996 ............................     33 3/4       28 1/2       .480
First Quarter 1997 .............................     35 1/2           33       .480
Second Quarter 1997 ............................     33 1/2           30       .510
Third Quarter 1997..............................   35 13/16      31 1/16       .510
Fourth Quarter 1997 ............................     37 3/8           33       .510
January 1, 1998 through March 25, 1998 .........    37 7/16       32 1/4         --

----------
(1) No distribution was paid during this period. The accrued distribution of $.075 per share was paid on November 16, 1994 at the time the Company paid its initial distribution for the period from inception to September 30, 1994.

     On March 25, 1998, the last reported sale price of the Common Stock on the NYSE was $35 per share. On March 25, 1998, the Company had 1,012 stockholders of record.

     The Company intends to continue to declare quarterly distributions on its Common Stock. However, no assurances can be given as to the amounts of future distributions as such distributions are subject to the Company's cash flow from operations, earnings, financial condition, capital requirements and such other factors as the Company's Board of Directors deems relevant. The Company has determined that 100% of the per share distribution for 1994, 93% of the per share distribution for 1995, 81% of the per share distribution for 1996 and 70% of the per share distribution for 1997 represented ordinary income to the stockholders for income tax purposes. No assurance can be given that such percentage will not change in future years.

     The Company has adopted a program for the reinvestment of distributions under which holders of Common Stock may elect automatically to reinvest distributions in additional Common Stock. The Company may, from time to time, repurchase Common Stock in the open market for purposes of fulfilling its obligations under this distribution reinvestment program or may elect to issue additional Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1997 and on a pro forma basis assuming (i) the issuance and sale of the 428,572 shares of Common Stock offered hereby and the use of the net proceeds therefrom as described in "Use of Proceeds," (ii) the October 1997 Offering, (iii) the ACP Transaction, (iv) the Selected Fourth Quarter 1997 Transactions (as defined in "Selected Financial Data"), (v) the Garcia Transaction, (vi) the January 1998 Offering, (vii) the February 1998 Debt Offering and (viii) the February 1998 Common Stock Offerings all occurred as of September 30, 1997. The capitalization table should be read in conjunction with the Company's historical financial statements and notes thereto incorporated by reference herein and the pro forma financial statements and notes thereto included in the Company's Current Report on Form 8-K dated January 22, 1998 incorporated by reference herein.



                                                                                      September 30, 1997
                                                                                -------------------------------
                                                                                  Historical        Pro Forma
                                                                                --------------   --------------
                                                                                        (in thousands)
Debt:
  Revolving Loans ...........................................................     $   59,000       $       --
  Mortgage notes ............................................................        280,188          401,561
  6 3/4% Notes due 2003 .....................................................        100,000          100,000
  7% Notes due 2006 .........................................................        110,000          110,000
  7 1/8% Notes due 2008 .....................................................             --          100,000
  6.835% Mandatory Par Put Remarketed Securities due 2013 ...................             --          125,000
  Exercisable Put Option Notes due 2011 (1) .................................        100,000          100,000
                                                                                  ----------       ----------
   Total debt ...............................................................        649,188          936,561
                                                                                  ----------       ----------
Minority interest in the Operating Partnership ..............................        174,913          280,924
Stockholders' equity:
  Preferred Stock, $.01 par value; 10,000,000 authorized
   8 5/8% Series A Cumulative Redeemable Preferred Shares
   (liquidation preference $1,000 per share), 125,000 shares
   issued and outstanding ...................................................        125,000          125,000
   8% Series B Cumulative Redeemable Preferred Shares (liquidation
   preference $25 per share), 6,900,000 shares issued and outstanding........        172,500          172,500
  Common Stock, $.01 par value; 100,000,000 authorized, 37,948,435 shares
   and 50,548,228 shares, respectively, issued and outstanding (2) ..........            379              505
  Additional paid-in capital ................................................        839,912        1,259,486
  Accumulated deficit .......................................................        (23,279)         (23,279)
                                                                                  ----------       ----------
   Total stockholders' equity ...............................................      1,114,512        1,534,212
                                                                                  ----------       ----------
   Total capitalization .....................................................     $1,938,613       $2,751,697
                                                                                  ==========       ==========

----------
(1) On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of Exercisable Put Option Securities ("X-POSSM"), which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of Exercisable Put Option Notes due June 15, 2011 issued by the Operating Partnership (the "Put Option Notes"). The X-POSSM bear an interest rate of 7.19% and mature on June 15, 2004, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put Option Notes could also become subject to early maturity on June 15, 2004.

(2) Excludes (a) 7,083,996 (historical) and 10,551,053 (pro forma) shares of Common Stock that may be issued upon redemption of Common Units (which are redeemable by the holder for cash or, at the Company's option, shares of Common Stock on a one-for-one basis) issued in connection with the formation of the Company and subsequent property acquisitions, including the ACP Transaction, (b) 2,500,000 shares of Common Stock reserved for issuance upon exercise of options granted pursuant to the Amended and Restated 1994 Stock Option Plan, (c) 1,839,290 shares of Common Stock that may be issued upon the exercise of outstanding warrants granted to certain officers in connection with certain property acquisitions, (d) 354,000 shares of Common Stock that may be issued upon redemption of Common Units that may be issued in connection with certain property acquisitions and
    (e) 40,542 shares of Common Stock that may be issued pursuant to earn-out provisions in an acquisition agreement.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial and operating data for the Company on a historical and a pro forma basis. The pro forma operating data for the year ended December 31, 1996 has been derived by the application of pro forma adjustments to the Company's audited consolidated financial statements incorporated herein by reference and assumes that the following transactions all occurred as of January 1, 1996: (i) the merger with Eakin & Smith, Inc. and its affiliates, (ii) the issuance of 11,500,000 and 250,000 shares of Common Stock (the "Summer 1996 Offerings"), (iii) the merger with Crocker, (iv) the issuance of the 6 3/4% notes due 2003 and the 7% notes due 2006, (v) the issuance of 2,587,500, 611,626, 344,732 and 137,198 shares of Common Stock (the "December 1996 Offerings"), (vi) the acquisition of Century Center Office Park and an affiliated property portfolio (the "Century Center Transaction"), (vii) the merger with Anderson Properties, Inc. and its affiliates (the "Anderson Transaction"), (viii) the issuance of 125,000 Series A Preferred Shares (the "Series A Preferred Offering"), (ix) the X-POS Offering, (x) the issuance of 1,800,000 shares of Common Stock (the "August 1997 Offering"), (xi) the ACP Transaction, (xii) the Series B Preferred Offering, (xiii) the October 1997 Offering, (xiv) the Selected Fourth Quarter 1997 Transactions, (xv) the Garcia Transaction, (xvi) the January 1998 Offering and (xvii) the February 1998 Debt Offering. The pro forma balance sheet data as of September 30, 1997 has been derived by the application of pro forma adjustments to the Company's unaudited consolidated financial statements incorporated herein by reference and assumes that the ACP Transaction, the October 1997 Offering, the Selected Fourth Quarter 1997 Transactions, the Garcia Transaction, the January 1998 Offering and the February 1998 Debt Offering occurred as of September 30, 1997. The pro forma operating data for the nine months ended September 30, 1997 has been derived by the application of pro forma adjustments to the Company's unaudited consolidated financial statements incorporated herein by reference and assumes that the Century Center Transaction, the Anderson Transaction, the Series A Preferred Offering, the X-POS Offering, the August 1997 Offering, the ACP Transaction, the Series B Preferred Offering, the October 1997 Offering, the Selected Fourth Quarter 1997 Transactions, the Garcia Transaction, the January 1998 Offering and the February 1998 Debt Offering occurred as of January 1, 1996. The pro forma information is based upon certain assumptions that are set forth in the notes hereto included herein and in the pro forma financial statements incorporated by reference herein. The pro forma financial information is unaudited and is not necessarily indicative of what the financial position and results of operations of the Company would have been as of and for the periods indicated nor does it purport to represent the future financial position and results of operations for future periods.

     "Selected Fourth Quarter 1997 Transactions" include the Riparius Transaction and the following property acquisitions: (i) Winners Circle in Nashville, TN; (ii) the Shelton portfolio in the Piedmont Triad; (iii) NationsBank Plaza in Greenville, SC; (iv) Exchange Plaza in Atlanta, GA; (v) Cypress West in Tampa, FL; (vi) Marnier Square in Tampa, FL; (vii) Zurn in Tampa, FL; and (viii) Avion in Ft. Lauderdale, FL.

     The following information should be read in conjunction with the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein, the pro forma financial statements and notes thereto included in the Company's Current Report on Form 8-K dated January 22, 1998 incorporated by reference herein and the restatement of prior period earnings per share contained in the Appendix hereto.

                                                     Pro Forma          Nine Months Ended
                                                  ---------------         September 30,
                                                    Nine Months
                                                       Ended
                                                   September 30,
                                                        1997           1997           1996
                                                  --------------- -------------- --------------
                                                     (dollars in thousands except per share
                                                                    amounts)
Operating Data:
 Total revenue .................................. $  271,822      $  183,214     $   87,766
 Rental property operating expenses (1) .........     86,053          48,995         22,210
 General and administrative .....................      6,694           6,694          3,766
 Interest expense ...............................     51,154          34,771         15,074
 Depreciation and amortization ..................     44,154          31,051         13,357
                                                  -----------     -----------    -----------
 Income before minority interest ................     83,767          61,703         33,359
 Minority interest ..............................    (14,994)         (9,872)        (5,205)
                                                  -----------     -----------    -----------
 Income before extraordinary item ...............     68,773          51,831         28,154
 Extraordinary item-loss on early
  extinguishment of debt ........................         --          (4,665)        (2,140)
                                                  -----------     -----------    -----------
 Net income .....................................     68,773          47,166         26,014
 Dividends on preferred stock ...................    (18,436)         (6,972)            --
                                                  -----------     -----------    -----------
 Net income available for common
  stockholders .................................. $   50,337      $   40,194     $   26,014
                                                  ===========     ===========    ===========
 Net income per common
  share -- Basic (2) ............................ $     1.04      $     1.12     $     1.10
                                                  ===========     ===========    ===========
 Net income per common
  share -- Diluted (2) .......................... $     1.04      $     1.11     $     1.09
                                                  ===========     ===========    ===========
Balance Sheet Data
 (at end of period):
 Real estate, net of accumulated
  depreciation .................................. $2,610,643      $1,730,906     $1,320,758
 Total assets ...................................  2,740,768       1,980,178      1,380,910
 Total mortgages and notes payable ..............    936,561         649,188        597,734
Other Data:
 FFO (3) ........................................    109,485          85,782         46,929
 Number of in-service properties ................        501             369            280
 Total rentable square feet ..................... 31,979,000      21,904,000     16,700,000



                                                     Pro Forma
                                                    Year Ended     Year Ended     Year Ended
                                                   December 31,   December 31,   December 31,
                                                       1996           1996           1995
                                                  -------------- -------------- -------------
                                                    (dollars in thousands except per share
                                                                    amounts)
Operating Data:
 Total revenue .................................. $  320,677     $  137,926     $  73,522
 Rental property operating expenses (1) .........    119,774         35,313        17,049
 General and administrative .....................      6,137          5,666         2,737
 Interest expense ...............................     62,705         26,610        13,720
 Depreciation and amortization ..................     53,835         22,095        11,082
                                                  ----------     -----------    ---------
 Income before minority interest ................     78,226         48,242        28,934
 Minority interest ..............................    (14,002)        (6,782)       (4,937)
                                                  ----------     -----------    ---------
 Income before extraordinary item ...............     64,224         41,460        23,997
 Extraordinary item-loss on early
  extinguishment of debt ........................         --         (2,140)         (875)
                                                  ----------     -----------    ---------
 Net income .....................................     64,224         39,320        23,122
 Dividends on preferred stock ...................    (24,581)            --            --
                                                  ----------     -----------    ---------
 Net income available for common
  stockholders .................................. $   39,643     $   39,320     $  23,122
                                                  ==========     ===========    =========
 Net income per common
  share -- Basic (2) ............................ $     0.82     $     1.51     $    1.49
                                                  ==========     ===========    =========
 Net income per common
  share -- Diluted (2) .......................... $     0.82     $     1.50     $    1.48
                                                  ==========     ===========    =========
Balance Sheet Data
 (at end of period):
 Real estate, net of accumulated
  depreciation .................................. $       --     $1,377,874     $ 593,066
 Total assets ...................................         --      1,443,440       621,134
 Total mortgages and notes payable ..............         --        555,876       182,736
Other Data:
 FFO (3) ........................................    107,753         70,620        40,016
 Number of in-service properties ................        501            292           191
 Total rentable square feet ..................... 31,979,000     17,455,000     9,215,000

----------
(1) Rental property operating expenses include salaries, real estate taxes, insurance, repairs and maintenance, property management, security, utilities, leasing, development, and construction expenses.

(2) Net income per share has been calculated using the methodology prescribed by FASB Statement No. 128. See "Recent Developments -- FASB Statement No. 128" and the Appendix hereto.

(3) Funds From Operations ("FFO") is defined as net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Management generally considers FFO to be a useful financial performance measurement of an equity REIT because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flows from operating, investing or financing activities as defined by GAAP. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to stockholders. Further, funds from operations statistics as disclosed by other REITs may not be comparable to the Company's calculation of FFO.

                                  UNDERWRITING

     Pursuant to the terms and subject to the conditions of the terms agreement and the related underwriting agreement (together, the "Underwriting Agreement"), among the Company, the Operating Partnership and J.C. Bradford & Co., L.L.C. (the "Underwriter"), the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, 428,572 shares of Common Stock.

     The Underwriter intends to sell the shares of Common Stock to Nike Securities L.P., which intends to deposit such shares, together with shares of common stock of other entities also acquired from the Underwriter, into a newly-formed unit investment trust (the "Trust") registered under the Investment Company Act of 1940, as amended, in exchange for units in the Trust. The Underwriter is not an affiliate of Nike Securities L.P. or the Trust. The Underwriter intends to sell the shares of Common Stock to Nike Securities L.P. at an aggregate purchase price of $14,475,019. It is anticipated that the Underwriter will also participate as sole underwriter in the distribution of units of the Trust and will receive compensation therefor.

     Pursuant to the Underwriting Agreement, the Company and the Operating Partnership have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make in respect thereof.

     Until the distribution of the shares of Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter to bid for and purchase shares of Common Stock. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. It is not currently anticipated that the Underwriter will engage in any such transactions in connection with this Offering.

     If the Underwriter creates a short position in the Common Stock in connection with this Offering, i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, the Underwriter may reduce that short position by purchasing shares in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor the Underwriter makes any representations or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the shares. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced will not be discontinued without notice.

     In the ordinary course of business, the Underwriter and its affiliates have engaged, and may in the future engage, in investment banking transactions with the Company.


                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Alston & Bird LLP, Raleigh, North Carolina. Certain legal matters related to the Offering will be passed upon for the Underwriter by Andrews & Kurth L.L.P., Washington, D.C.

                               INDEX TO APPENDIX




Description                                                                                   Page
------------------------------------------------------------------------------------------   -----
 Selected financial data from the 1996 Annual Report on Form 10-K of Highwoods
  Properties, Inc.,
 restated to reflect the adoption of FASB Statement No. 128 ..............................    A-2
 Selected quarterly financial data from footnote 13 to the consolidated financial statements filed as
 part of the 1996 Annual Report on Form 10-K of Highwoods Properties, Inc., restated to reflect the
 adoption of FASB Statement No. 128 ......................................................    A-3
 Additional FASB Statement No. 128 disclosures for Highwoods Properties, Inc. for the years
 ended December 31, 1996, 1995 and 1994 ..................................................    A-4
 Earnings per share information for each of the first three quarters of 1997 and 1996 for
  Highwoods
 Properties, Inc., restated to reflect the adoption of FASB Statement No. 128 ............    A-5
 Additional FASB Statement No. 128 disclosures for Highwoods Properties, Inc. for each of the
 first three quarters of 1997 and 1996 ...................................................    A-6

                    RESTATED SELECTED FINANCIAL INFORMATION

     The table below contains selected financial data from the 1996 Annual Report on Form 10-K of Highwoods Properties, Inc., restated to reflect the adoption of FASB Statement No. 128 (amounts in thousands, except per share data):



                                                                                     June 14, 1994
                                                                                      (comencement
                                                                                     of operations)
                                                                                        through
                                                                                      December 31,
                                                          1996           1995             1994
                                                     -------------   ------------   ---------------
Statement of Income Data:
  Total revenues                                       $ 137,926       $ 73,522        $ 19,442
  Interest expense                                     $  26,610       $ 13,720        $  3,220
  Net income                                           $  39,320       $ 23,122        $  5,614
                                                       =========       ========        ========
  Net income per share -- Basic                        $    1.51       $   1.49        $    .63
                                                       =========       ========        ========
  Net income per share -- Diluted                      $    1.50       $   1.48        $    .63
                                                       =========       ========        ========
  Weighted average shares outstanding -- Basic            26,111         15,487           8,936
                                                       =========       ========        ========
  Weighted average shares outstanding -- Diluted          30,442         18,801           9,991
                                                       =========       ========        ========
Other Data:
  Funds from operations before minority interest       $  70,620       $ 40,016        $ 10,302
  Funds from operations per share -- Basic             $    2.34       $   2.14        $   1.03
  Funds from operations per share -- Diluted           $    2.32       $   2.13        $   1.03

                    RESTATED SELECTED FINANCIAL INFORMATION

     The table below contains selected quarterly financial data from footnote 13 to the consolidated financial statements filed as part of the 1996 Annual Report on Form 10-K of Highwoods Properties, Inc., restated to reflect the adoption of FASB Statement No. 128 (dollars in thousands, except per share data):



                                                                          Quarter Ended
                                                   -----------------------------------------------------------
                                                     March 31        June 30      September 30     December 31
                                                   ------------   ------------   --------------   ------------
1996
Total revenue                                        $ 23,757       $ 27,680        $ 36,329        $ 50,160
Net income                                           $  7,431       $  8,381        $ 10,202        $ 13,306
Funds from operations before minority interest       $ 12,868       $ 14,421        $ 19,640        $ 23,842
Net income per share -- Basic                        $    .38       $    .42        $    .32        $    .41
Net income per share -- Diluted                      $    .38       $    .42        $    .32        $    .40
Funds from operations per share -- Basic             $    .56       $    .60        $    .55        $    .64
Funds from operations per share -- Diluted           $    .55       $    .59        $    .54        $    .64
1995
Total revenue                                        $ 12,846       $ 17,518        $ 20,560        $ 22,598
Net income                                           $  3,204       $  5,559        $  6,558        $  7,801
Funds from operations before minority interest       $  6,800       $  9,542        $ 10,963        $ 12,817
Net income per share -- Basic                        $    .29       $    .38        $    .39        $    .40
Net income per share -- Diluted                      $    .28       $    .38        $    .38        $    .40
Funds from operations per share -- Basic             $    .51       $    .53        $    .53        $    .55
Funds from operations per share -- Diluted           $    .51       $    .53        $    .53        $    .55

      ADDITIONAL FASB STATEMENT NO. 128 DISCLOSURE FOR 1996, 1995 AND 1994

     The table below contains the additional FASB Statement No. 128 disclosures for Highwoods Properties, Inc. for the years ended December 31, 1996 and 1995 and the period June 14, 1994 (commencement of operations) through December 31, 1994 (in thousands, except per share amounts):



                                                                                    June 14, 1994
                                                                                    (commencement
                                                                                   of operations)
                                                Year Ended        Year Ended           through
                                              Dec. 31, 1996     Dec. 31, 1995     December 31, 1994
                                             ---------------   ---------------   ------------------
Basic Earnings Per Share
Denominator                                       26,111            15,487              8,936
                                                  ======            ======              =====
Numerator                                       $ 39,320          $ 23,122            $ 5,614
                                                ========          ========            =======
Per share amount                                $   1.51          $   1.49            $   .63
                                                ========          ========            =======
Diluted Earnings Per Share
Denominator for Basic Earnings Per Share          26,111            15,487              8,936
   Partnership units converted                     4,109             3,210              1,055
   Dilution for Amended and Restated
     1994 Stock Option Plan                          190                90                 --
   Dilution for warrants                              32                14                 --
                                                --------          --------            -------
Denominator                                       30,442            18,801              9,991
                                                ========          ========            =======
Numerator                                       $ 45,810          $ 27,866            $ 6,273
                                                ========          ========            =======
Per share amount                                $   1.50          $   1.48            $   .63
                                                ========          ========            =======

                    RESTATED EARNINGS PER SHARE FOR EACH OF
                   THE FIRST THREE QUARTERS OF 1997 AND 1996

     The table below contains the earnings per share information for each of the first three quarters of 1997 and 1996 for Highwoods Properties, Inc., restated to reflect the adoption of FASB Statement No. 128 (in thousands, except per share amounts):



                                                                             Weighted Average
                                                              Funds From     Denominator for
                                                 Earnings     Operations      Basic Earnings
                                                Per Share      Per Share        Per Share
                                               -----------   ------------   -----------------
    BASIC
    First Quarter Form 10-Q
     Three Months Ended March 31, 1997           $  .33        $  .66            35,250
     Three Months Ended March 31, 1996           $  .38        $  .56            19,406
    Second Quarter Form 10-Q
     Three Months Ended June 30, 1997            $  .41        $  .67            35,824
     Three Months Ended June 30, 1996            $  .42        $  .60            20,022
     Six Months Ended June 30, 1997              $  .74        $ 1.34            35,375
     Six Months Ended June 30, 1996              $  .80        $ 1.16            19,714
    Third Quarter Form 10-Q
     Three Months Ended September 30, 1997       $  .38        $  .69            36,582
     Three Months Ended September 30, 1996       $  .32        $  .55            31,763
     Nine Months Ended September 30, 1997        $ 1.12        $ 2.03            35,777
     Nine Months Ended September 30, 1996        $ 1.10        $ 1.71            23,730


                                                              Funds From     Denominator for
                                                 Earnings     Operations     Diluted Earnings
                                                Per Share      Per Share        Per Share
                                               -----------   ------------   -----------------
    DILUTED
    First Quarter Form 10-Q
     Three Months Ended March 31, 1997           $  .33        $  .65            35,612
     Three Months Ended March 31, 1996           $  .38        $  .55            19,611
    Second Quarter Form 10-Q
     Three Months Ended June 30, 1997            $  .40        $  .67            36,090
     Three Months Ended June 30, 1996            $  .42        $  .59            24,408
     Six Months Ended June 30, 1997              $  .74        $ 1.33            35,755
     Six Months Ended June 30, 1996              $  .79        $ 1.15            19,922
    Third Quarter Form 10-Q
     Three Months Ended September 30, 1997       $  .38        $  .69            36,964
     Three Months Ended September 30, 1996       $  .32        $  .54            31,968
     Nine Months Ended September 30, 1997        $ 1.11        $ 2.01            36,248
     Nine Months Ended September 30, 1996        $ 1.09        $ 1.70            23,937

           ADDITIONAL FASB STATEMENT NO. 128 DISCLOSURES FOR EACH OF
                        THE FIRST THREE QUARTERS OF 1997

     The tables below contain the additional FASB Statement No. 128 disclosures for Highwoods Properties, Inc. for each of the first three quarters of 1997 and 1996 (in thousands, except per share amounts):



                                               Three Months       Three Months
                                                   Ended             Ended
                                              March 31, 1997     March 31, 1996
                                             ----------------   ---------------
FIRST QUARTER FORM 10-Q
Basic Earnings Per Share
Denominator                                        35,250            19,406
                                                   ======            ======
Numerator                                        $ 11,681          $  7,431
                                                 ========          ========
Per share amount                                 $    .33          $    .38
                                                 ========          ========
Diluted Earnings Per Share
Denominator for Basic Earnings Per Share           35,250            19,406
  Partnership units converted (a)                      --                --
  Dilution for Amended and Restated
   1994 Stock Option Plan                             294               177
  Dilution for warrants                                68                28
                                                 --------          --------
Denominator                                        35,612            19,611
                                                 ========          ========
Numerator (a)                                    $ 11,681          $  7,431
                                                 ========          ========
Per share amount                                 $    .33          $    .38
                                                 ========          ========


                                               Three Months      Three Months       Six Months       Six Months
                                                  Ended             Ended             Ended             Ended
                                              June 30, 1997     June 30, 1996     June 30, 1997     June 30, 1996
                                             ---------------   ---------------   ---------------   --------------
SECOND QUARTER FORM 10-Q
Basic Earnings Per Share
Denominator                                       35,824            20,022            35,375            19,714
                                                  ======            ======            ======            ======
Numerator                                       $ 14,605           $ 8,381          $ 26,286          $ 15,812
                                                ========           =======          ========          ========
Per share amount                                $    .41           $   .42          $    .74          $    .80
                                                ========           =======          ========          ========
Diluted Earnings Per Share
Denominator for Basic Earnings Per Share          35,824            20,022            35,375            19,714
  Partnership units converted (b)                     --             4,184                --                --
  Dilution for Amended and Restated
   1994 Stock Option Plan                            216               172               321               179
  Dilution for warrants                               50                30                59                29
                                                --------           -------          --------          --------
Denominator                                       36,090            24,408            35,755            19,922
                                                ========           =======          ========          ========
Numerator (b)                                   $ 14,605           $10,134          $ 26,286          $ 15,812
                                                ========           =======          ========          ========
Per share amount                                $    .40           $   .42          $    .74          $    .79
                                                ========           =======          ========          ========

                            (continued on next page)

                                               Three Months      Three Months      Nine Months       Nine Months
                                                  Ended             Ended             Ended             Ended
                                              September 30,     September 30,     September 30,     September 30,
                                                   1997              1996              1997             1996
                                             ---------------   ---------------   ---------------   --------------
THIRD QUARTER FORM 10-Q
Basic Earnings Per Share
Denominator                                       36,582            31,763            35,777            23,730
                                                  ======            ======            ======            ======
Numerator                                       $ 13,908          $ 10,202          $ 40,194          $ 26,014
                                                ========          ========          ========          ========
Per share amount                                $    .38          $    .32          $   1.12          $   1.10
                                                ========          ========          ========          ========
Diluted Earnings Per Share
Denominator for Basic Earnings Per Share          36,582            31,763            35,777            23,730
  Partnership units converted (c)                     --                --                --                --
  Dilution for Amended and Restated
   1994 Stock Option Plan                            322               176               412               177
  Dilution for warrants                               60                29                59                30
                                                --------          --------          --------          --------
Denominator                                       36,964            31,968            36,248            23,937
                                                ========          ========          ========          ========
Numerator (c)                                   $ 13,908          $ 10,202          $ 40,194          $ 26,014
                                                ========          ========          ========          ========
Per share amount                                $    .38          $    .32          $   1.11          $   1.09
                                                ========          ========          ========          ========

----------
(a) 6,508 and 3,733 units for the three months ended March 31, 1997 and 1996, respectively, were not assumed to be converted as the effect would be anti-dilutive. Accordingly, $3,129 and $1,571 in minority interest and ($636) and $0 in minority interest's portion of the extraordinary item for the three months ended March 31, 1997 and 1996, respectively, were included in the numerator for dilutive Earnings Per Share due to the associated units not being converted.

(b) 6,926 units for the three months ended June 30, 1997 were not assumed to be converted as the effect would be anti-dilutive. Accordingly, $3,295 in minority interest and ($636) in minority interest's portion of the extraordinary item for the three months ended June 30, 1997 was included in the numerator for dilutive Earnings Per Share due to the associated units not being converted. In addition, 6,385 and 3,714 for the six months ended June 30, 1997 and 1996, respectively, were not assumed to be converted as the effect would be anti-dilutive. Accordingly, $6,424 and $3,324 in minority interest and ($636) and $0 in minority interest's portion of the extraordinary item for the six months ended June 30, 1997 and 1996, respectively, were included in the numerator for dilutive Earnings Per Share due to the associated units not being converted.

(c) 6,968 and 4,132 units for the three months ended September 30, 1997 and 1996, respectively, were not assumed to be converted as the effect would be anti-dilutive. Accordingly, $3,448 and $1,881 in minority interest and ($233) and ($292) in minority interest's portion of the extraordinary item for the three months ended September 30, 1997 and 1996, respectively, was included in the numerator for dilutive Earnings Per Share due to the associated units not being converted. In addition, 6,411 and 3,691 units for the nine months ended September 30, 1997 and 1996, respectively, were not assumed to be converted as the effect would be anti-dilutive. Accordingly, $9,872 and $5,205 in minority interest and ($869) and ($292) of minority interest's portion of the extraordinary item for the nine months ended September 30, 1997 and 1996, respectively, were included in the numerator for dilutive Earnings Per Share due to the associated units not being converted.

===============================================================================

       No dealer, salesperson or other person has been authorized to give any information or make any representations other than those contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, the Shares in any state to any person to whom it is not lawful to make such offer in such state. The delivery of this Prospectus Supplement and the accompanying Prospectus at any time does not imply that the information herein and therein is correct as of any time subsequent to its date.


                      -----------------------------------
                               TABLE OF CONTENTS


                                                Page
                                               -----
            Prospectus Supplement
The Company ..................................  S-3
Recent Developments ..........................  S-6
The Properties ...............................  S-12
Use Of Proceeds ..............................  S-14
Price Range of Common Stock and
   Distribution History ......................  S-14
Capitalization ...............................  S-15
Selected Financial Data ......................  S-16
Underwriting .................................  S-18
Legal Matters ................................  S-18
Index to Appendix ............................  A-1
                 Prospectus
Available Information ........................  2
Incorporation Of Certain Documents By
   Reference .................................  2
The Company And The Operating Partnership.....  3
Risk Factors .................................  3
Use Of Proceeds ..............................  7
Ratios Of Earnings To Combined Fixed
   Charges And Preferred Stock Dividends .....  8
Description Of Debt Securities ...............  8
Description Of Preferred Stock ............... 20
Description Of Series A Preferred Shares ..... 25
Description Of Series B Preferred Shares ..... 26
Description Of Depositary Shares ............. 26
Description Of Common Stock .................. 30
Federal Income Tax Considerations ............ 33
Plan Of Distribution ......................... 43
Experts ...................................... 44
Legal Matters ................................ 45

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                                428,572 Shares



                                HIGHWOODS
                            PROPERTIES, INC.
               (HIGHWOODS PROPERTIES, INC. symbol appears here)




                                 Common Stock






                      -----------------------------------
                             PROSPECTUS SUPPLEMENT
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                               J.C. Bradford &Co.






                                 March 25, 1998